

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3720</u>

August 18, 2017

Bryan H. Hall
President
LatAm Splitco Ltd.
c/o Liberty Global plc
Griffin House
161 Hammersmith Road
London W6 8BS
United Kingdom

> **Re:** **LatAm Splitco Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 21, 2017**
> **CIK No. 0001712184**

Dear Mr. Hall:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you are registering the distribution of LatAm Splitco Ltd. Class A, Class B, and Class C common shares to current holders of LiLAC ordinary shares Classes A, B, and C. We also note that the outstanding LiLAC ordinary shares will be redesignated as

deferred shares. Please advise us why you are not registering the redesignation of the deferred shares under the Securities Act of 1933.

2. Tell us what, if any, operations in the Caribbean and Latin America that Liberty Global or its affiliates or subsidiaries will continue to hold or plan to pursue other than the principal business disclosed on page v. We note your fiduciary duty waivers of direction of corporate opportunity in your bye-laws.

Prospectus Cover Page

3. Please tell us why you expect your Class B common shares to be quoted on the OTC Market, but your Class A and Class C common shares are expected to be listed on the Nasdaq Global Select Market. We note that currently all classes of LiLAC are listed on the NASDAQ.

The Split-Off, page 4

4. Please add a "Q&A" clarifying Splitco will include executive officer and director positions overlapping with Liberty Global. Disclose the specific conflicts of financial interests of those officers and directors and your waiver of fiduciary duties, including, but not limited to, the direction of corporate business opportunities, by your officers and directors. Include in this disclosure your incorporation in Bermuda which affords less protection to your shareholders than the U.K. and specifically with respect to fiduciary duties.

If I own Liberty Global Ordinary Shares, will they change in any manner as a result of the Split-Off", page 6

5. We note that following the Split-Off, Liberty Global Ordinary Shares will cease to constitute tracking stock, and will reflect the economic performance of the assets of Liberty Global excluding the businesses, assets, and liabilities transferred to Splitco prior to the Split-Off. Please advise us how Liberty Global shareholders will be informed that their shares will cease to be tracking stock.

Our businesses are subject to risks of adverse regulation, page 17

6. You state in the last sentence of the third paragraph, that in several CWC key markets, including Panama and the Bahamas, governments are CWC's partners and co-owners. Please tell us the nature and significance of these partnerships and ownership interests, including whether you have concessioned assets.

7. Please provide us an update on the status of the review of the CWC acquisition by

regulatory authorities in certain jurisdictions, including the Bahamas, Jamaica, Trinidad and Tobago and the Seychelles. Tell us the nature of potential binding conditions or requirements that could have an adverse impact on CWC's operations and financial condition.

The Company will have overlapping directors and officers with Liberty Global, page 26

8. Specify the remaining fiduciary duties your officers and directors have to you in light of your waivers.

9. Specify the directors and officers that will retain financial interests in Liberty Global and disclose their positions within Splitco.

10. Explain how any potential conflict that qualifies as a "related party transaction" (as defined in Item 404 of Regulation S-K) is subject to review by an independent committee of the applicable company's board in accordance with its corporate governance guidelines. Please clarify whether an independent committee of the Liberty Global Board could be the arbiter of this consideration and how the Liberty Global Board considered this. We note your reference on pages 26-27.

Risks Relating to Our Common Shares and the Securities Market, page 28

11. Please include a risk factor discussing the risks attendant upon the fact that holders of Series C common shares will be outvoted on all matters by holders of the other two classes of Splitco common shares. Please discuss any fiduciary duties owed to Series C shareholders by virtue of this equity structure.

The Split-Off, page 34

12. Please revise to discuss what consideration the Liberty Global board gave to obtaining a fairness opinion in connection with the proposed Split-Off, insofar as Splitco shareholders will no longer participate in the ownership interests of Liberty Global as a whole.

Reasons for the Split-Off, page 34

13. We note the board identified a number of costs and benefits of the transaction in determining what was in the best interests of Liberty Global and its shareholders.

Expand to address the change in fiduciary duty and shareholder protections available after the split-off. For example, disclose the risks and the impact to shareholders due to the bye-law provisions that waive and renounce any breach of fiduciary duty by your directors and how that differs from the protections afforded to them as shareholders of Liberty Global.

14. You state the Split-Off is expected to enhance the ability of your directors and officers to make business and operational decisions that are solely in the best interests of Splitco. Address the potential impact to shareholders and Splitco's primary business due to the bye-law that waives and renounces any breach of a fiduciary duty by your directors who direct a corporate opportunity to *another person or entity* (including Liberty Global) *instead of the company*, or does not refer or communicate information regarding such corporate opportunity to the company, unless such opportunity was expressly offered to such person solely in his or her capacity as a director of the company.

Interests of Certain Persons, page 36

15. Identify which individuals overlapping with Liberty Global will also serve as executive officers and directors of Splitco.

16. Expand your discussion to explain how the interests, positions held and potential financial conflicts of executive officers and directors were considered by the Liberty Global Board and clarify how the interests of Splitco were represented.

Accounting Treatment, page 47

17. We note the split-off will be accounted for at historical cost due to the fact that your common shares are to be distributed pro rata to holders of LiLAC Ordinary Shares. Please explain to us your consideration of the change in voting power held by the LiLAC shareholders. That is, the holders of the LiLAC shares collectively direct approximately 16.0% of the aggregate voting power in Liberty Global plc and post-split-off will direct 100% of the voting power in the registrant.

Liquidity and Capital Resources, page 114

18. We note on pages F-70 to F-71 that the interest on a significant portion of your long-term debt is indexed to LIBOR. In light of UK regulators' decision to abandon the LIBOR benchmark by the end of 2021, please disclose whether the underlying agreements reference an alternative benchmark. Please address whether you may be required to refinance sooner as a result.

Mandatory Prepayments, page 129
(17) Subsequent Event, page F-33

19. We note that within 30 business days following the occurrence of a change in control …, the lenders' outstanding loans may be declared immediately due and payable. Tell us if the split-off may be deemed a change in control and if so, whether you have obtained a waiver for the triggering condition.

Principles of Combination, page F-47

20. With respect to CWC Panama and CWC BTC, please describe for us all of the participating rights and protective rights held by the other owners, the number of board seats controlled, and percentage voting power held.

Property and Equipment, page F-49

21. Please explain to us your basis in GAAP for capitalizing the replacement of a drop. It is unclear how, in substance, this is different from reconnecting a drop or the repairing or maintaining a drop.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD11—Telecommunications

Cc: Renee L. Wilm, Esq.
        Baker Botts LLP